July 18, 2014

VIA EDGAR TRANSMISSION

Michael R. Clampitt

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SYNCHRONY FINANCIAL Amendment No. 5 to Registration Statement on
Form S-1 Filed July 18, 2014 (File No. 333-194528)

Dear Mr. Clampitt:

SYNCHRONY FINANCIAL, a Delaware corporation (the “Company”), has filed today Amendment No. 5 (“Amendment No. 4”) to its Registration Statement on Form S-1 (Registration No. 333-194528) (the “Registration Statement”).

In connection with the filing, set forth below are the Company’s responses to the comments from the Commission staff (the “Staff”) communicated in its letter addressed to the Company, dated July 16, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 5, including copies marked to show the changes effected by Amendment No. 5.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 5.

Prospectus Summary

Our Company, page 1

1.        Please revise to add another subsection immediately after this subsection with a caption of “Planned Reorganization/ Recapitalization” or another similar title and include the following:

•	The current equity of the company and the anticipated IPO equity;

•	That GE’s stake, based on its anticipated continuing stake, will increase from approximately $6 billion to approximately $7.65 billion;

•	GE’s intentions regarding its equity stake. For example, whether it intends to maintain its equity stake, either directly or through a split-off where GE shareholders will own its current stake, or reduce its stake, and the implications for the profitability of the Company under each of these scenarios;

Michael R. Clampitt

Securities and Exchange Commission

July 18, 2014

•	The Company’s dividends/ net transfers to parent during the last three years and interim period through June 30, 2014 as well as GE’s plan for dividends/ net transfers to parent after the IPO and debt offering;

•	GE’s currently held debt of the Company and its weighted average interest rate;

•	The planned debt offering size; and

•	GE’s plan for its debt holdings of the Company. For example, maintain at current levels, replace with non-related party debt. Discuss the implications for the profitability of the Company under each of these scenarios.

The Company has revised its disclosure on pages 10, 12 and 13 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (203) 585-2400.

Sincerely yours,

/s/ Jonathan S. Mothner, Esq.

Jonathan S. Mothner, Esq.
SYNCHRONY FINANCIAL

cc:	David S. Lefkowitz, Esq., Weil, Gotshal & Manges LLP
Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP